[GTC TELECOM CORP. LETTERHEAD]



Dear Martin:


This letter confirms our understanding that you are to be issued
4,500 shares of GTC Telecom common stock with registration rights. These shares are issued to you, in lieu of cash, as payment against $18,000 for services provided in marketing on behalf of GTC.

Please sign this letter confirming your understanding of the agreement.

Sincerely,




Eric Clemons
/s/ Eric Clemons                            /s/ Martin Williams
COO                                         Martin Williams
GTC Telecom